UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                 Vistacare, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    92839Y109
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                                 (CUSIP Number)
                                                     with a copy to:
   Mr. Philip C. Timon                               Robert G. Minion, Esq.
   Endowment Capital Group, LLC                      Lowenstein Sandler PC
   1105 North Market Street, 15th Floor              65 Livingston Avenue
   Wilmington, Delaware 19801                        Roseland, New Jersey  07068
   (302) 472-8000                                    (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 9, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  92839Y109
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                               Mr. Philip C. Timon
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)
             (b)

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):
                        Not Applicable
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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:        2,459,560*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:              0*
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:   3,180,303*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:         0*
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  3,180,303*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):             Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):      19.4%*

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  14)  Type of Reporting Person (See Instructions):     IN

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*As of May 9, 2006 (the "Reporting  Date"),  Endowment  Capital,  L.P., and Long
Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 3,180,303 shares of the Class A Common Stock, $0.01 par value per share (the "Shares"), of Vistacare, Inc., a Delaware corporation (the "Company"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon is the sole managing member of
Endowment LLC. The Limited Partnerships, Endowment LLC and their respective affiliates and associates (collectively, the "Endowment Entities"), entered into an Agreement (the "Agreement") with the Company, dated as of February 8, 2005. Pursuant to the terms of the Agreement, the Endowment Entities granted an irrevocable proxy to vote the Company's Shares owned by the Endowment Entities representing fifteen percent (15%) or more of the voting power of the Company with respect to any and all matters presented to the Company's stockholders at any meeting thereof. The Agreement's terms are more fully described in Item 6 of this Schedule 13D, as amended. As a result, Mr. Timon possesses the sole power to vote 2,459,560 Shares and the sole power to direct the disposition of 3,180,303 Shares held by the Limited Partnerships. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 3,180,303 Shares, or approximately 19.4% of the Shares deemed issued and outstanding as of the Reporting Date. Mr. Timon's interest in the
Shares  is  limited  to  his  pecuniary   interest,   if  any,  in  the  Limited
Partnerships.

Item 1.   Security and Issuer.
          -------------------

          Item 1 is hereby amended and restated in its entirety as follows:

          The class of equity securities to which this Schedule 13D, as amended, relates is the Class A Common Stock, $0.01 par value per share (the "Shares") of Vistacare, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 4800 North Scottsdale Road, Suite 5000, Scottsdale, Arizona 85251.


Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended and restated in its entirety as follows:

          The person filing this statement is Mr. Philip C. Timon, whose business address is 1105 North Market Street, 15th Floor, Wilmington, Delaware 19801. Mr. Timon is the sole managing member of Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), which is the sole general partner of Endowment Capital, L.P., and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), and in such capacity is principally responsible for the management of the affairs of the Limited Partnerships. As a result, Mr. Timon possesses the (i) sole power to vote, subject to the limitations set forth in Item 6 of this Schedule 13D, as amended, and (ii) sole power to direct the disposition of the Shares held by the Limited Partnerships.

          The Limited Partnerships are engaged in the investment in personal property of all kinds, including but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Timon has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was, or is, now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Timon is a United States citizen.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended and restated in its entirety as follows:

          The Limited Partnerships have invested an aggregate amount of $50,899,133 (inclusive of brokerage commissions) in the Company's Shares reported hereunder. The source of the funds used to purchase the Company's Shares held by the Limited Partnerships is the working capital of the Limited Partnerships.

Item 4.   Purpose of Transaction.
          ----------------------

          Item 4 is hereby amended and restated in its entirety as follows:

          The Limited Partnerships acquired and continue to hold the Shares as a long-term investment. Mr. Timon, on behalf of the Limited Partnerships, utilizes a fundamental, research driven process to identify companies as being fundamentally undervalued and possessing the potential for significant capital appreciation. In implementing this process, Mr. Timon identified the Company as an entity satisfying his rigorous investment criteria.

          Mr. Timon reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company's Board of Directors, senior management decisions and extraordinary business transactions.

          In addition to the actions set forth above, Mr. Timon may engage in any of the actions specified in Item 4(b) through (j) to the Schedule 13D general instructions. Except as set forth above, Mr. Timon has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4(b) through (j) of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon the information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ending March 31, 2006 as filed with the Securities and Exchange Commission on May 10, 2006, there were 16,397,064 Shares issued and outstanding as of May 3, 2006. As of May 9, 2006 (the "Reporting Date"), the Limited Partnerships owned in the aggregate 3,180,303 Shares. As more fully described in Item 6 of this Schedule 13D, as amended, the Limited Partnerships, Endowment LLC and their respective affiliates and associates (collectively, the "Endowment Entities"), granted to the Company's Board of Directors an irrevocable proxy to vote the Company's Shares owned by the Endowment Entities representing fifteen percent (15%) or more of the voting power of the Company with respect to any and all matters presented to the Company's stockholders at any meeting thereof. As a result, Mr. Timon possesses the sole power to vote 2,459,560 Shares and the sole power to direct the disposition of 3,180,303 Shares held by the Limited Partnerships as of the Reporting Date. Thus, as of the Reporting Date, for purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 3,180,303 Shares, or approximately 19.4% of the Shares deemed issued and outstanding as of the Reporting Date.

          Mr. Timon's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

          There were no transactions, during the sixty (60) days prior to the Reporting Date in Shares, or securities convertible into, exercisable for, or exchangeable for Shares, by Mr. Timon or any person or entity controlled by him or any person or entity for which Mr. Timon possesses voting or investment control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended and restated in its entirety as follows:

          On February 8, 2005, the Company entered into an agreement (the "Agreement") with the Endowment Entities whereby the Endowment Entities are permitted to acquire up to twenty two and one-half percent (22.5%) of the Company's Shares without the Endowment Entities becomes an Acquiring Person for the purposes of the Company's Rights Agreement, dated as of August 18, 2004 between the Company and EquiServe Trust Company, N.A., as Rights Agent.

          In consideration for the rights granted by the Company to the Endowment Entities pursuant to the Agreement, the Endowment Entities have granted to the Company's Board of Directors an irrevocable proxy to vote the Company's Shares owned by the Endowment Entities representing fifteen percent (15%) or more of the voting power of the Company (the "Excess Securities") with respect to any and all matters presented to the Company's stockholders at any meeting thereof. Furthermore, the Endowment Entities have covenanted that neither they, nor any of their respective affiliates, associates, officers, directors or agents will, either alone or in concert with others (a) solicit, publicly encourage or seek to obtain, or cause, solicit, encourage or induce any other person or entity to solicit or seek to obtain, a proxy or other authority to vote with respect to any Company securities, or (b) seek to change the control of the Company or change the corporate governance, management or composition of the Company's Board of Directors either alone or in concert with any other participant in any transaction having such purpose or effect until the later of (i) the date which is two (2) years from the date of the Agreement, or
(ii) the date on which the Endowment Entities cease to own any Excess Securities. In addition, the Endowment Entities have jointly and severally represented to the Company that none of them has entered, or while in possession of any Excess Securities will enter, into any contract, agreement, arrangement or understanding with any other person or entity (other than the Company or other Endowment Entities) with respect to the acquisition, disposition or voting of the Company's securities or with respect to the change or influence of the control, or the change of the management, corporate governance or composition of the Company's Board of Directors.

          The description of the Agreement set forth in this Schedule 13D, as amended, is qualified in its entirety by reference to the complete Agreement which is incorporated by reference to this Schedule 13D, as amended, pursuant to
Item 7 hereof.


Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          Item 7 is hereby amended and restated in its entirety as follows:


          1. An Agreement, dated February 8, 2005, by and among the Company and the Endowment Entities, incorporated by reference to Exhibit 10.45 to the Current Report on Form 8-K, dated February 8, 2005, filed by the Company with the Securities and Exchange Commission on February 9, 2005.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          January 4, 2007


                                          /s/ Philip C. Timon
                                          --------------------------------------
                                          Philip C.  Timon,  in his  capacity as
                                          sole  managing  member  of  Endownment
                                          Capital  Group,  LLC, the sole general
                                          partner of  Endownment  Capital,  L.P.
                                          and Long Drive, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).